Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Attendance Confirmation Reply Form for the 2016 Annual General Meeting

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, shareholders of the Company who intend to attend the 2016 annual general meeting of the Company (or any adjournment thereof) (the “AGM”) to be held at 9:30 a.m. on Thursday, 15 June 2017, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, shall complete the following attendance confirmation reply form.

Name	Number of
shares held
Identity card number/ passport number	Telephone
Correspondence Address

Date: 2017	Signature of the shareholder:

Notes:

(1)	Holders of the shares of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 15 May 2017 are entitled to complete this attendance confirmation reply form and attend the AGM.

(2)	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)	Please provide a copy of your identify card (or passport).

(4)	Please provide a copy of the share certificate(s) of the Company.

(5)	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before Friday, 26 May 2017.

(1)	If in person or by post, please deliver to:	(2)	If by facsimile, please transmit to:

	Secretariat of the Board of Directors of Guangshen Railway Company Limited No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010		Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86-755) 25591480